Exhibit 22.1
The following subsidiary of Essential Properties Realty Trust, Inc. (“Essential”) will be the issuer of debt securities under the indenture entered into among Essential, as parent guarantor, and the subsidiary listed below.

Subsidiary Registrant	Issuer

Essential Properties, L.P.	Issuer